Exhibit 99.2

                     UNITRIN SUPPORTS AMENDED TERMS OF
                      NORTHROP'S ACQUISITION OF LITTON


               CHICAGO, January 24, 2001 - Unitrin, Inc. (NASDAQ: UNIT) announced today that it has agreed to support Northrop Grumman Corporation's (NYSE: NOC) acquisition of Litton Industries, Inc. (NYSE:
LIT) pursuant to the terms of an amended Merger Agreement. The amended terms provide all Litton stockholders with the choice of receiving all cash or, subject to certain limitations, preferred and common stock of the combined companies. The equity will be issued on a basis that is intended to be tax-free. Unitrin has agreed to tender all of its Litton shares to Northrop and to elect to receive at least $300 million in liquidation value of a new issue of preferred stock and to be willing to exchange the remainder of Unitrin's Litton shares for common stock in the combined companies. Unitrin is Litton's largest stockholder, owning approximately 28% of Litton's common stock.

               As announced jointly today by Northrop and Litton, the terms of Northrop's proposed acquisition of Litton have been amended. Under the revised agreement, Northrop will amend its currently outstanding tender offer to provide Litton stockholders with a choice of receiving $80 per share in cash, $80 in liquidation value of a preferred stock and $80.25 in market value of common stock of a newly formed holding company that will own Northrop and Litton upon consummation of the transaction. The amount of preferred and common stock available in the exchange offer is limited to $350 million in preferred stock liquidation value and approximately 13 million shares of common stock. Those electing preferred or common stock would be subject to proration if elections exceed the amounts available. All stockholders wishing to receive $80 per share in cash continue to be able to do so. The preferred stock would be convertible into common stock, subject to the approval of Northrop stockholders.

Based on the carrying value of Unitrin's investment in Litton on December 31, 2000, Unitrin expects that it will recognize an after-tax accounting gain of approximately $370 million, or $5.46 per common share. The gain is dependent on a number of factors, including the number of shares of common stock that Unitrin ultimately receives in the transaction and the date that the transaction is consummated.

Unitrin and its subsidiaries own approximately 28% of Litton's outstanding common stock and, accordingly, Unitrin accounts for its investment in Litton under the equity method of accounting. Upon completion of the Northrop-Litton merger , Unitrin's ownership percentage in the combined company will fall below 20%, and Unitrin will no longer apply the equity method of accounting. For the year ended December 31, 2000, Unitrin recorded net income of $38.2 million, or $0.56 per common share, from its investment in Litton. The amount of net income that Unitrin would recognize from its new investment in Northrop is dependent on a number of factors, including the number of shares of Northrop preferred and common stock ultimately received by Unitrin. While Unitrin expects that its ongoing, annual reported net income will decrease as a result of this transaction, Unitrin expects that its annual cash flow will increase. Since Litton does not currently pay dividends on its common stock, Unitrin does not receive cash flow from its investment in Litton. The terms of the preferred stock will provide for payment of dividends, and Northrop also currently pays dividends on its common stock.

This press release contains projections and other forward-looking statements, which usually include words such as "expect(s)," "believe(s)," "goal(s)," "target(s)," "estimate(s)," "anticipate(s)" and similar expressions. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this press release. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those contemplated in such statements. No assurances can be given that the events and results contemplated in any forward-looking statements will occur or will be achieved including, without limitation, completion of the Northrop-Litton merger. The Company assumes no obligation to release publicly any revisions to any forward-looking statements as a result of events or developments subsequent to the date of this press release.

Unitrin, Inc.'s subsidiaries are engaged in three businesses: property and casualty insurance, life and health insurance, and consumer finance.



Contact:

Unitrin, Inc.
http:\www.unitrin.com

Scott Renwick
(312) 661-4930